 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Swofford, Gary B. (Last) (First) (Middle) 411 108th Avenue NE, 15th Floor (Street) Bellevue, WA 98004-515 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Puget Energy, Inc. PSD
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Senior Vice President and COO of PSE
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 10, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common					13,125	D
Common					9,839	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Swofford, Gary B. - February 10, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
LTIP	$0.00 (1)	02/10/2003		J (2) |	(D) 8,680	12/31/2002 | 12/31/2002	Common - 8,680	$19.39	0	D
PSE Deferred Compensation Plan (3)	$0.00 (4)	02/10/2003		J (2) |	(A) 8,680		Common - 8,680	$19.39	32,722	D
LTIP	$0.00 (1)					12/31/2003 | 12/31/2003	Common - 12,240		12,240	D
LTIP	$0.00 (1)					12/31/2004 | 12/31/2004	Common - 14,408		14,408	D
LTIP	$0.00 (1)					12/31/2005 | 12/31/2005	Common - 18,757		18,757	D
Restricted Stock Units	$0.00 (4)					12/31/2001 | 12/31/2001	Common - 0		0	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: James W. Eldredge 02-11-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Swofford, Gary B. - February 10, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Puget Energy, Inc. PSD

Form 4 - February 2003

Gary B. Swofford
411 108th Avenue NE, 15th Floor

Bellevue, WA 98004-515
Explanation of responses:

(1)   LTIP share grants under the Puget Energy Long-Term Incentive Plan for Officers and Key Employees. LTIP Shares are paid in Puget Energy stock when vested in an amount ranging from zero to 175% of LTIP Share Grants.
(2)   Settlement of 2002 LTIP Grants exempt under rule 16b-3. Settlement involved award of 8,680 shares.
(3)   Phantom share units deferred in the Puget Sound Energy Deferred Compensation Plan.
(4)   One common share will be received for each stock unit.

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